Exhibit 10.31

Florist Tower, 5757 N. Green Bay Avenue Milwaukee, WI 53209

September 8, 2020

Tony Moore

1572 Steamboat Road

Gilbertsville, KY 42044

Dear Tony:

I am pleased to confirm our verbal offer of employment as Vice President and General Manager USA/Canada with an anticipated start date no later than October 12, 2020, or mutually agreed upon date. In this role you will report directly to me and the position will be based at our Global Headquarters in Milwaukee.

BASE SALARY

Your annual base salary will be $450,000. Your salary will be paid according to the normal and customary payroll process of the Company.

ANNUAL INCENTIVE PROGRAM

You will participate in the Clarios Annual Incentive Program (AIP) at a target of 50% of your annual base salary. Your participation will start in performance year 2021, payable in fiscal 2021. Actual incentive payments to you under the AIP can range from 0% of annual base salary to as much as 200% of annual base salary. Payments are made in December of each year for the previous fiscal year.

LONG-TERM INCENTIVE PLAN

In this position, you will participate in the Clarios Long-Term Incentive Program. You will receive 4.75% of the total profit pool on Brookfield’s sale proceeds, net of all sales costs, less Brookfield’s initial invested capital of approximately US$2,932 Million. Awards will vest 20% per year, provided you are employed on each annual vesting date. Determination of actual award levels relative to the target award will be based on achievement of performance goals outlined in the plan document. The plan details will be released by January 1, 2021.

SPECIAL COMPENSATION

You will receive a one-time compensation payment of US$320,000 that will be paid in two increments. US$100,000 will be paid within thirty days from your start date and the remaining US$220,000 will be paid six months from your start date. These payments are taxable and will reflect standard withholding deductions. Should your employment terminate without cause, the company will pay the full amount within 30 days following the termination.

DEFERRED COMPENSATION

In your position, you are eligible to participate in the Clarios Senior Executive Deferred Compensation Plan, a key executive benefit. The Plan allows you to defer a portion of your base salary and annual bonus. You will

Florist Tower, 5757 N. Green Bay Avenue Milwaukee, WI 53209

receive further information and have an opportunity to learn more about this benefit during the enrollment period in the first quarter of the fiscal year.

BENEFITS

Clarios offers an extensive employee benefit program. Choices exist for you and your dependents in medical, dental, life and disability insurance. You will be eligible to participate in the Clarios Savings and Investment Plan which includes a 401K plan with a company match. You are entitled to thirteen (13) company paid holidays each year. Additionally, you will receive four (4) weeks of vacation.

U.S MANAGEMENT CAR ALLOWANCE PROGRAM

In this position you are eligible to participate in the Management Car Allowance Program. This program provides for an annual cash car allowance of $10,000. This annual amount will be paid via payroll on a bi-weekly basis. All payments in association with the Management Car Allowance Program are subject to applicable Federal and Local tax.

RELOCATION

To assist you with your transition into this role, you will be provided with relocation assistance managed by our relocation company. Should you voluntarily terminate your employment or are terminated for cause as defined in the policy, within two (2) years of your start date, you will be required to reimburse the Company for the costs of relocation benefits received, per the schedule outlined in the agreement. Also, you will be required to sign the repayment agreement following the acceptance of this offer.

RESTRICTIVE COVENANTS

Non-Competition: In accepting this employment offer, and in consideration of this employment offer, your continued employment, and/or the Company’s obligation and promise to provide you with confidential and propriety information pertaining to its business operations and/or customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, you agree that, except as prohibited by law, during your employment with the Company or its parent, subsidiaries or affiliates, and for the one (1) year period following your termination of employment for any reason, you will not directly or indirectly, own, manage, operate, control (including indirectly through a debt, equity investment, or otherwise), provide services to, or be employed by, any person or entity engaged in any business that (i) conducts or is planning to conduct a business in competition with any business conducted or planned by the Company or its parent, subsidiaries, or any of its Affiliates including but not limited to any business or Company engaged in the business of energy storage solutions, battery manufacturing, battery and energy storage solutions distribution, and battery technologies; or (ii) designs, develops, produces, distributes, offers for sale or sells a product or service that can be used as a substitute for, or is generally intended to satisfy the same customer needs for, any one or more products or services designed, developed, manufactured, produced, distributed or offered for sale or sold by any of the Company’s businesses (1) that is located in a region where Employee had substantial responsibilities during the twenty-four (24) month period preceding Employee’s Termination Date, and (2) for which Employee (A) was materially involved in during the twenty-four (24) month period preceding Employee’s Termination Date, or (B) had knowledge of operations or substantial exposure to during the twenty-four (24) month period preceding Employee’s Termination Date.

Florist Tower, 5757 N. Green Bay Avenue Milwaukee, WI 53209

Non-Solicitation of Customers: In accepting this employment offer, and in consideration of this employment offer, except as prohibited by law, you further agree that during your employment with the Company or its parent, subsidiaries or affiliates, and for the two (2) year period thereafter, you will not directly or indirectly, on Employee’s own behalf or on behalf of another (i) solicit, aid or induce any customer of the Company or its Affiliates that Employee was responsible for, directly or indirectly through direct supervisor or management of other employees, departments or business units of the Company, to purchase goods or services then sold by the Company or its Affiliates from another person or entity, or assist or aid any other person or entity in identifying or soliciting any such customer, or (ii) solicit, aid or induce any customer that was pursued by the

Company and where Employee had direct contact, participated in the contact, or had knowledge of Confidential Information because of Employee’s employment with the Company within the twenty-four (24) months preceding Employee’s Termination Date if that sale or service would be located in a region where Employee had substantial responsibilities while employed by the Company or its Affiliates.

Non-Solicitation of Employees: In accepting this employment offer, and in consideration of this employment offer, except as prohibited by law, you further agree that during your employment with the Company or its parent, subsidiaries or affiliates, and for the two (2) year period thereafter, you will not, directly or indirectly, on your own behalf or on behalf of another solicit, recruit, aid or induce employees of the Company or any of its Affiliates (a) who were directly managed by or reported to Employee as of the date of Employee’s termination, or (b) with whom Employee has had material contact with during the twelve (12) months period preceding Employee’s termination and who had access to Confidential Information, trade secrets or customer relationships, to leave their employment with the Company or its Affiliates in order to accept employment with or render services to another person or entity unaffiliated with the Company or its Affiliates, or hire or knowingly take any action to assist or aid any other person or entity in identifying or hiring any such employee.

Irreparable injury will result to the Company, its business, and its parent, subsidiaries or affiliates in the event of a breach by you of any of your covenants and commitments you have accepted as a condition of this employment offer, including the covenants of non-competition and non-solicitation. Therefore, in the event of a breach of such covenants and commitments, the Company reserves all rights to seek any and all remedies and damages permitted under law, including, but not limited to, injunctive relief, equitable relief and compensatory damages.

The non-competition and non-solicitation provisions are expressly intended to benefit the Company (which includes its parents, subsidiaries and/or affiliates as third party beneficiaries) and its successors and assigns; and the parties expressly authorize the Company (including all third party beneficiaries) and its successors and assigns to enforce these provisions.

Conditions of Employment

Please be advised that notwithstanding anything in this offer letter to the contrary, neither this letter nor any statement made by the Company or its parent, subsidiaries or affiliates is intended to be a contract of employment for a definite period of time. That means that the employment relationship established by this letter is “at will” and either you or the Company may terminate the employment relationship at any time and for any reason, with or without cause or notice. Further, the Company may from time to time, and in its sole

Florist Tower, 5757 N. Green Bay Avenue Milwaukee, WI 53209

discretion, change the terms and conditions of your employment and benefits, with or without notice, and all payments are subject to applicable taxes and other deductions required or permitted by law.

Your employment will be conditioned upon your execution of this letter, and execution of and ongoing compliance with the terms of (1) the Company’s Code of Ethics, Values First and (2) any conditional documents, including a Non-Compete, Non-Solicit, Confidentiality and/or other Restrictive Covenants that are presented with this offer.

In addition, the conditions of this letter are contingent upon the completion of a drug test, references and background check. You will also be required to complete the employee portion of the documentation (Form I-9) on your first day to satisfy the legal requirements under federal immigration laws of identifying that you have the unrestricted legal authority to work in the United States.

Tony, I am enthusiastic about your joining Clarios. I am confident that the combination of your experiences and personal attributes will allow you to contribute and succeed at Clarios. If you have any questions, please feel free to contact me at 262-225-5010. We look forward to your positive response to our offer as soon as possible.

Sincerely,

/s/ Mark Wallace

Mark Wallace

Chief Executive Officer, Clarios

Acceptance/Rejection:

Please indicate your response to this offer below with your signature.

    X     I accept the offer as detailed

             I decline the offer

/s/ Tony Moore	9-9-20
First Name Last Name	Date